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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                              TCA CABLE TV, INC.
________________________________________________________________________________
                               (Name of Issuer)


                         Common Stock, $0.10 Par Value
________________________________________________________________________________
                         (Title of Class of Securities)


                                   87224110-4
        _______________________________________________________________
                                (CUSIP Number)


                               Jeffrey C. Kanaly
               Kanaly Trust Company, 4550 Post Oak Place Drive,
                      Houston, Texas 77027 (713) 626-9483
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                April 29, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 87224110-4                                      PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Estate of Robert M. Rogers, Deceased
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,707,294**
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             800,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,707,294**
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          800,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,507,294**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.1
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                              **SEE ITEM 5 BELOW
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 1 amends the Statement on Schedule 13D ("the Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on October 17, 1997 by the Estate of Robert M. Rogers, Deceased (the "Reporting Person"). The principal executive office and mailing address of TCA CABLE TV, INC. (the "Issuer"), a Texas corporation, is 3015 SSE Loop 323, Tyler, Texas 75701. The following amendments to Items 5, 6 and 7 of the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule 13D is hereby amended as follows:

     (a) (b) The Estate is distributing 67,300 shares of the Securities to specific beneficiaries pursuant to the provisions of the Will. In addition, the Estate has exercised options to acquire 5,000 shares of Securities as described in the Schedule 13D. The Estate is not entitled to exercise additional options for 5,000 shares of Securities as described in the Schedule 13D.

     Kanaly Trust Company, Executor of the Estate, has become the trustee of the Rogers Property Trust ("Trust"), a trust created by Robert M. Rogers and his wife prior to the death of Mr. Rogers. As trustee of the Trust, Kanaly Trust Company has voting and investment power with respect to the 100,000 shares of Securities that are held by the Trust. The Securities held by the Trust are included for registration in the Registration Statement described below.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 of the Schedule 13D is hereby amended as follows:

     The Estate and the Trust have entered into an agreement with the Issuer for the registration of the Securities under the Securities Act of 1933 pursuant to a Registration Statement filed with the Securities and Exchange Commission on April 29, 1998. The agreement is attached hereto as Exhibit 99(D). The Estate and the Trust have also entered into an agreement with Donaldson, Lufkin & Jenrette Securities Corporation pursuant to which agreement Donaldson, Lufkin & Jenrette Securities Corporation will serve as the exclusive placement agent of the Estate and the Trust in the offer and sale of the Securities. A copy of the agreement between Donaldson, Lufkin & Jenrette Securities Corporation is attached hereto as Exhibit 99(E).

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the Schedule 13D is hereby amended as follows:

     Exhibit 99(D) and Exhibit 99(E) are attached hereto.
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 6, 1998

                              KANALY TRUST COMPANY


                                   /s/ JEFFREY C. KANALY
                              By: _____________________________
                                    Jeffrey C. Kanaly, Vice Chairman